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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65376

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

Mail Processing Section SEC MAR 07 2021 Washington DC 416

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ERG Securities (US) LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

50 Washington St., Suite 921
(No. and Street)

Norwalk	CT	06854
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charlene F. Wilson 623-533-4407

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

David Lundgren & Company
(Name – *if individual, state last, first, middle name*)

505 North Mur-Len Road	Olathe	KS	66062
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, George O'Dowd, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ERG Securities (US) LLC, as of December 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Principal

Title



Notary Public

Luke DelGuidice
Notary Public, State of CT
My Commission Expires
March 31, 2024

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ERG Securities (US) LLC
Table of Contents
December 31, 2020

DAVID LUNDGREN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, CHARTERED
505 NORTH MUR-LEN ROAD
OLATHE, KANSAS 66062

DAVID B. LUNDGREN, MBA, CPA
CATHERINE LUNDGREN MBA, CPA

TELEPHONE
(913) 782-9530
FACSIMILE
(913) 782-9564

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of ERG Securities (US), LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of ERG Securities (US), LLC as of December 31, 2020, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of ERG Securities (US), LLC as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of ERG Securities (US), LLC's management. Our responsibility is to express an opinion on ERG Securities (US), LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to ERG Securities (US), LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Schedules I, II, and III have been subjected to audit procedures performed in conjunction with the audit of ERG Securities (US), LLC's financial statements. The supplemental information is the responsibility of ERG Securities (US), LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements as a whole.



We have served as ERG Securities (US) LLC's auditor since 2020.

Olathe, Kansas
February 24, 2021

ERG Securities (US) LLC
Statement of Financial Condition
December 31, 2020

Assets

Cash and cash equivalents	$	130,625
Fees receivable		80,000
Other current assets		7,349
Total Assets	$	217,974

Liabilities and Member's Equity

Liabilities		
Commissions payable	$	15,318
Other liabilities		40
Total Liabilities		15,358
Member's equity		202,616
Total Liabilities and Member's Equity	$	217,974

The accompanying notes are an integral part of these financial statements.

ERG Securities (US) LLC
Statement of Income
For the Year Ended December 31, 2020

Revenues		
Private placement	$	2,348,116
Reimbursed client expenses		6,130
Total revenues		2,354,246
Expenses		
Commissions and fees		1,851,193
Admin fees		55,000
Professional fees		63,621
Regulatory fees		22,158
Technology, data and communication costs		3,746
Rent		5,400
Insurance expense		1,035
Filing Fees		656
Other expenses		1,442
Total expenses		2,004,251
Net income	$	349,995

The accompanying notes are an integral part of these financial statements.

ERG Securities (US) LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2020

		Total Member's Equity
Member's equity - January 1, 2020		108,621
Capital contributions		-
Capital withdrawals		(256,000)
Net Income		349,995
Member's equity - December 31, 2020	$	202,616

The accompanying notes are an integral part of these financial statements.

ERG Securities (US) LLC
Statement of Cash Flows
For the Year Ended December 31, 2020

Cash flows provided by operating activities:		
Net Income	$	349,995
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
Increase in fees receivable		(10,000)
Decrease in other current assets		1,521
Decrease in accounts payable and accrued expenses		(29)
Increase in commissions and fees payable		15,318
Decrease in other liabilities		(62)
Total adjustments to net income		6,748
Net cash provided by operating activities		356,743
Cash flows used by investing activities:		
		-
Cash flows used by financing activities:		
Member capital contributions		-
Member capital withdrawals		(256,000)
Net cash used by financing activities		(256,000)
Net increase in cash and cash equivalents		100,743
Cash and cash equivalents - January 1, 2020		29,882
Cash and cash equivalents- December 31, 2020	$	130,625

The accompanying notes are an integral part of these financial statements.

ERG Securities (US) LLC
Notes to Financial Statements
December 31, 2020

1. ORGANIZATION AND NATURE OF BUSINESS

ERG Securities (US) LLC formerly known as Asperion Group LLC (the "Company"), was formed as a single member limited liability company on April 26, 2002 in the State of Delaware. The Company is a registered broker-dealer pursuant to the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA), effective November 11, 2002. ERG Capital Partners (US) LLC (the "Member"), a Delaware Limited Liability Company, purchased Asperion Group LLC on 12/31/16 including the intangible asset of the FINRA Member License and certain prepaid accounts relating to the regulatory portion of the business. Effective January 3, 2017, the Company changed its name to ERG Securities (US) LLC.

The Company provides strategic global advisory services for private placements and raises institutional capital.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The Company's financial statements are presented in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Revenue Recognition
The financial statements of the Company are prepared on the accrual basis of accounting. Accordingly, fee income is recognized when earned.

Cash and Cash Equivalents
The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents. Cash held by the Company is held in one global financial institution. The Company is subject to credit risk should the financial institution be unable to fulfill its obligations.

Foreign Currency
All assets and liabilities denominated in foreign currencies are translated into U.S. Dollar amounts at the date of valuation. Income and expense items denominated in foreign currencies are translated into U.S Dollar amounts on the respective dates of such transactions.

Fees Receivable
Fees receivable are considered fully collectible by management and, accordingly, no allowance for doubtful accounts is considered necessary.

Income Taxes
No provision for Federal or State income taxes has been made in the accompanying financial statements since such liabilities and related expenses are the responsibility of the Member.